

09041744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17567

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____04/01/08_____ AND ENDING_____03/31/09_____
　　　　　　　　　　　　　　　　　　　　　 MM/DD/YY　　　　　　　　　　　　　　　　 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berghoff & Company, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 South Canal Street,   Suite 817
　　　　　　　　　　　　 (No. and Street)

Chicago　　　　　　　　　　　　　 IL　　　　　　　　　　 60606
　　　　(City)　　　　　　　　　　　 (State)　　　　　　　 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul H. Berghoff, Jr.　　　　　　　　　　　　　　　　　 (312) 648-5555
　　　　　　　　　　　　　　　　　　　　　　　　　 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
　　　　　　　　 (Name – if individual, state last, first, middle name)

13116 South Western Avenue,　　　Blue Island,　　　Illinois　　　60406
　　(Address)　　　　　　　　　　　 (City)　　　　　　　 (State)　　　　 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

JUN 01 2009

Washin...

122

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Paul H. Berghoff, Jr._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Berghoff & Company, Inc._____, as of _____March 31,_____, 20_09___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

Paul H. Berghoff
Signature

___President_____
Title

Rose M. Palka
Notary Public

Official Seal
Rose M Palka
Notary Public State of Illinois
My Commission Expires 05/17/2009

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERGHOFF & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Berghoff & Company, Inc.

We have audited the accompanying statement of financial condition of Berghoff & Company, Inc. as of March 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Berghoff & Company, Inc. as of March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
May 1, 2009

BERGHOFF & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2009

ASSETS

Cash	$ 44,488
Receivable from broker/dealers	154,579
Office furniture and equipment at cost, net of $149,563 accumulated depreciation	18,520
Leasehold improvements, at cost, net of $38,598 accumulated depreciation	97,005
Other assets	10,197
TOTAL ASSETS	**$ 324,789**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$ 22,430
Income taxes payable	5,847
Total Liabilities	$ 28,277

SHAREHOLDERS' EQUITY

Common stock, $1 par value; authorized 10,000 shares, issued 1,000 shares; outstanding 393 shares	$ 1,000
Additional paid-in capital	68,673
Retained earnings	648,094
Less 607 shares of treasury stock, at cost	(421,255)
Total Shareholders' Equity	$ 296,512
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 324,789

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Delaware on March 15, 1973. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Deposit with Clearing Broker/dealer - Included in Receivable from broker/dealers on the statement of financial condition is a deposit with the Company's Clearing Broker/dealer that has been provided by the Company to assure its performance under the terms of its clearing agreement (See Note 2.). The deposit consists of funds invested in a security registered under the Investment Company Act of 1940 which is comprised of cash and other short-term debt instruments and commonly referred to as a "money market fund." The money market fund is valued at $104,217 at March 31, 2009 using Level 1 inputs. The difference of $1,812 between the valuation amount and the amounts invested is included in interest income on the statement of income.

The aforementioned valuation procedure for the money market fund is in compliance with FASB Statement No. 157 (SFAS No. 157). SFAS No. 157 creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs used in valuation techniques. Level 1 inputs, as defined by SFAS No. 157, are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. No Level 2 and 3 inputs, as defined by SFAS No. 157 have been applied to value any assets or liabilities reflected in these financial statements at the financial statement date.

Depreciation - Depreciation of office furniture and equipment is provided for using the straight line method over five and seven year periods. Leasehold improvements are being depreciated over a fifteen year period.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet instruments. These financial instruments include mortgage-backed to-be-announced securities (TBAs) and securities purchased and sold on a when-issued basis (when-issued securities). TBA's and when-issued securities provide for the delayed delivery of the underlying instrument.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of these financial instruments, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate securities transactions, including the aforementioned transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 2 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - (Continued)

Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer. The Company is required to deposit $100,000 in cash and/or government securities with the Clearing Broker/dealer to assure the Company's performance under the agreement.

NOTE 3 - RELATED PARTY TRANSACTIONS

Through common ownership, the Company is affiliated with Berghoff & Company Capital Management, Inc., a registered investment advisor.

The sole shareholder provides office space to the Company in two locations. Rent expense for each of these locations for the year ended March 31, 2009 were $4,556 & $15,000 respectively.

NOTE 4 - EMPLOYEE BENEFIT PLANS

Effective January 1, 2004 the Company amended their deferred compensation plan commonly referred to as a profit sharing plan with provisions under IRS code section 401(k). Pursuant to the terms of the plan employees may contribute up to the maximum amount of their compensation allowed, within specified legal limits. In addition, the Company must match employee contributions up to 6% of the contributing employee's compensation and may make additional contributions on a discretionary basis. The plan covers all full-time employees. Employees become eligible to participate in the plan on their first day of employment. Company contributions to the plan for the year ended March 31, 2009 were $10,175.

NOTE 5 - PREFERRED STOCK

The Company also has 500 shares of $100 par value, nonvoting, convertible preferred stock authorized. None of these authorized shares are issued or outstanding at March 31, 2009.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2009 the Company's net capital and required net capital were $168,706 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 17%.

NOTE 7 - OTHER

A majority of the Company's commission revenue was derived from transactions on behalf of 8 customers.

The Company has entered into an agreement for communication services which requires the Company to make minimum monthly payments totaling $22,700 and $22,800 for the years ended March 31, 2010 and March 31, 2011 respectively.